Exhibit 99.1

MEDIA RELEASE

February 13, 2023

Algoma Steel Group Reports Fiscal 2023 Third Quarter Results

Results In Line with Previously Announced Expectations

Completed Phase 1 Plate Mill Modernization Commissioning

All Operations Returned to Normal Production Levels at January 1, 2023

Electric Arc Furnace Construction Advancing as Planned

SAULT STE. MARIE, ONTARIO (February 13, 2023) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal third quarter ended December 31, 2022.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Fiscal 2023 to Fiscal 2022 Third Quarter Comparisons

•	Consolidated revenue of $567.8 million, compared to $1.06 billion in the prior-year quarter.

•	Consolidated loss from operations of $65.7 million, compared to income of $446.1 million in the prior-year quarter.

•	Net loss of $69.8 million, or $0.64 per diluted share, compared to income of $123.0 million, or $0.92 per diluted share in the prior-year quarter.

•	Adjusted EBITDA of $(35.9) million and Adjusted EBITDA margin of (6.3)%, compared to $457.3 million and 42.9% in the prior-year quarter (See “Non-IFRS Measures” below).

•	Liquidity remained strong with a cash balance of $245 million and $239 million available under the Company’s ABL credit facility.

•	Cash flows used in operations of $128.6 million, compared to cash generated of $318.4 million in the prior-year quarter.

•	Shipments of 458,341 tons, compared to 552,544 tons in the prior-year quarter.

•	Paid quarterly dividend of US$0.05/share.

Michael Garcia, the Company’s Chief Executive Officer, commented, “I have been disappointed by the level of production and shipments in the last two quarters. As such, my management team and I have been laser-focused on rectifying these shortfalls and we believe the challenges experienced over the prior quarters are now largely behind us, and our facilities are returning to normal production levels. Our fiscal third quarter shipments were in line with our previously disclosed guidance. We are also encouraged by the recent rebound in North American hot rolled coil steel prices and continued robustness in plate pricing, which are supported by forward curves reflecting an expectation of stability as global demand recovers.”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

“We have invested strategically to capture market upside opportunities and continue to focus on the next chapter of our company as we transition to electric arc steelmaking. We expect calendar 2023 to be more in line with our historical production levels. Our transformation to electric arc steelmaking is progressing as expected and we will maintain our relentless focus on creating long-term value for all of our stakeholders,” Mr. Garcia concluded.

Third Quarter Fiscal 2023 Financial Results

Third-quarter revenue totaled $567.8 million, down 46.7% from $1.06 billion in the prior-year quarter. As compared with the prior-year quarter, steel revenue was $512.0 million, down 49.3% from $1.01 billion, and revenue per ton of steel sold was $1,239, down 35.7% from $1,927.

Average realized price of steel net of freight and non-steel revenue was $1,116 per ton, down 38.9% from $1,827 per ton in the prior-year quarter, primarily driven by weakening market conditions. Cost per ton of steel products sold was $1,157, up 22.3% from $946 in the prior-year quarter, driven primarily by higher input costs associated with metallurgical coke, natural gas, alloys, and scrap. Shipments for the third quarter decreased by 17.0% to 458,341 tons, compared to 552,544 tons in the prior-year quarter. The year-over-year decline in shipments was largely attributable to previously disclosed plate mill modernization commissioning delays and the impact of additional maintenance.

Loss from operations was $65.7 million, compared to income of $446.1 million in the prior-year quarter. The year-over-year decrease was primarily due to a decrease in production volume and the selling price of steel as well as an increase in the purchase price of key inputs such as metallurgical coke, natural gas, alloys and scrap as compared to the prior year.

Net loss in the third quarter was $69.8 million, or $0.64 per diluted share, compared to net income of $123.0 million, or $0.92 per diluted share in the prior-year quarter. The decrease in net income was driven primarily by the factors described above under loss from operations, and the diluted earnings per share additionally reflected the higher share count resulting from the company’s merger with Legato Merger Corp. in October of 2021.

Adjusted EBITDA in the third quarter was $(35.9) million, compared with $457.3 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of (6.3)%, compared with 42.9% for the prior-year quarter. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

Normal Course Issuer Bid (Share Repurchase)

On March 3, 2022, the Company announced the commencement of a normal course issuer bid (“NCIB”) after receiving approval from the Toronto Stock Exchange, authorizing the Company to acquire up to a maximum of 7,397,889 shares, or 5% of its issued and outstanding shares as of February 18, 2022, subject to a maximum of 16,586 shares per day. The NCIB expires on March 2, 2023, if not fully exercised. The Company repurchased 286,090 shares from the market under the NCIB during the fiscal quarter ended December 31, 2022 at an average price of US$6.25 per share for a total consideration of US$1.8 million.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Electric Arc Furnace

The Company has made substantial progress on the construction of two new state of the art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations. The $700 million project remains both on time and on budget, with a cumulative total of approximately $220 million spent as of December 31, 2022. Additionally, the Company had issued letters of credit totaling US$48.1 million related to equipment fabrication and delivery. Project management has been efficient and all long lead time items have been ordered. Extensive work has been completed on the foundation and building erection has started, with EAF start up expected to occur in mid-2024. The EAF steelmaking facility is designed to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity. The Company expects to reduce its current annual carbon emissions by up to approximately 70%.

Quarterly Dividend

The Company’s board of directors has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on March 31, 2023 to holders of record of common shares of the Corporation as of the close of business on February 28, 2023. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Conference Call and Webcast Details

A webcast and conference call will be held on Tuesday, February 14th, 2023 at 11:00 a.m. Eastern time to review the Company’s fiscal third quarter results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Third Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13735595.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim consolidated financial statements for the three months ended December 31, 2022, and Management’s Discussion & Analysis thereon are available under the Company’s profile on the Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR at www.sedar.com.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding trends in the pricing of and global supply and demand for steel, Algoma’s transition to electric arc steelmaking, including the progress and timing thereof, its future as a leading producer of green steel, and Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the SEC (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non-IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, impairment reserve, foreign exchange gain, finance income, inventory write-downs, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, share based compensation, and past service costs related to pension benefits and post-employment benefits. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of the non-IFRS financial measures reported herein.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	December 31, 2022	March 31, 2022
expressed in millions of Canadian dollars
Assets
Current
Cash	$244.7	$915.3
Restricted cash	3.9	3.9
Taxes receivable	15.0	—
Accounts receivable, net	248.7	402.3
Inventories, net	912.2	480.0
Prepaid expenses and deposits	90.2	79.9
Margin payments	—	29.5
Derivative financial instruments	3.4	—
Other assets	6.1	5.6

Total current assets	$1,524.2	$1,916.5

Non-current
Property, plant and equipment, net	$1,022.4	$773.7
Intangible assets, net	1.0	1.1
Other assets	1.4	2.3

Total non-current assets	$1,024.8	$777.1

Total assets	$2,549.0	$2,693.6

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$12.4	$0.1
Accounts payable and accrued liabilities	224.2	261.9
Taxes payable and accrued taxes	87.7	64.3
Current portion of other long-term liabilities	0.4	0.4
Current portion of governmental loans	10.0	10.0
Current portion of environmental liabilities	4.9	4.5
Derivative financial instruments	—	28.8
Warrant liability	37.8	99.4
Earnout liability	12.8	22.7
Share-based payment compensation liability	25.5	45.4

Total current liabilities	$415.7	$537.5

Non-current
Long-term governmental loans	$98.1	$85.2
Accrued pension liability	214.4	118.1
Accrued other post-employment benefit obligation	216.0	239.8
Other long-term liabilities	3.6	4.0
Environmental liabilities	31.4	33.5
Deferred income tax liabilities	99.9	92.9

Total non-current liabilities	$663.4	$573.5

Total liabilities	$1,079.1	$1,111.0

Shareholders’ equity
Capital stock	$958.4	$1,378.0
Accumulated other comprehensive income	293.7	152.0
Retained earnings	239.6	77.8
Contributed deficit	(21.8)	(25.2)

Total shareholders’ equity	$1,469.9	$1,582.6

Total liabilities and shareholders’ equity	$2,549.0	$2,693.6

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net (Loss) Income

(Unaudited)

	Three months ended December		Nine months ended
	31,		December 31,
	2022	2021	2022	2021
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$567.8	$1,064.9	$2,101.1	$2,864.2
Operating expenses
Cost of sales	$611.8	$599.9	$1,758.0	$1,688.8
Administrative and selling expenses	21.7	18.9	74.3	75.0

(Loss) income from operations	($65.7)	$446.1	$268.8	$1,100.4

Other (income) and expenses
Finance income	($3.9)	($0.1)	($10.4)	($0.1)
Finance costs	4.0	14.5	13.0	44.3
Interest on pension and other post-employment benefit obligations	5.0	2.9	12.4	8.7
Foreign exchange loss (gain)	10.6	2.0	(41.2)	(2.0)
Transaction costs	—	12.3	—	21.5
Listing expense	—	235.6	—	235.6
Change in fair value of warrant liability	6.4	(6.8)	(67.1)	(6.8)
Change in fair value of earnout liability	(0.2)	(33.6)	(9.4)	(33.6)
Change in fair value of share-based compensation liability	(0.2)	(2.9)	(19.6)	(2.9)

	$21.7	$223.9	($122.3)	$264.7

(Loss) income before income taxes	($87.4)	$222.2	$391.1	$835.7
Income tax (recovery) expense	(17.6)	99.2	72.2	221.6

Net (loss) income	($69.8)	$123.0	$318.9	$614.1

Net (loss) income per common share
Basic	($0.64)	$1.15	$2.50	$7.36
Diluted	($0.64)	$0.92	$1.66	$6.75

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December		Nine months ended
	31,		December 31,
	2022	2021	2022	2021
expressed in millions of Canadian dollars
Operating activities
Net (loss) Income	($69.8)	$123.0	$318.9	$614.1
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	24.7	21.5	69.7	64.3
Deferred income tax expense (benefit)	4.9	9.0	(11.2)	105.5
Pension expense in excess of funding (pension funding in excess of expense)	(0.5)	4.0	48.3	0.7
Post-employment benefit funding in excess of expense	(2.3)	(1.6)	(2.6)	(5.1)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	2.9	0.5	(13.9)	(0.3)
post-employment benefit obligations	2.6	1.4	(17.9)	(2.8)
Finance costs	4.0	14.5	13.0	44.3
Interest on pension and other post-employment benefit obligations	5.0	2.9	12.4	8.7
Accretion of governmental loans and environmental liabilities	3.4	3.1	9.7	9.1
Unrealized foreign exchange loss (gain) on government loan facilities	1.3	0.4	(8.0)	(0.8)
Increase (decrease) in fair value of warrant liability	6.4	(6.8)	(67.1)	(6.8)
Decrease in fair value of earnout liability	(0.2)	(33.6)	(9.4)	(33.6)
Decrease in fair value of share-based compensation liability	(0.2)	(2.9)	(19.6)	(2.9)
Listing expense	—	235.6	—	235.6
Other	0.4	3.4	(3.1)	4.5

	($17.4)	$374.4	$319.2	$1,034.5
Net change in non-cash operating working capital	(109.9)	(54.5)	(231.0)	(212.0)
Share-based payment compensation and earnout units settled	—	—	(4.6)	—
Environmental liabilities paid	(1.3)	(1.4)	(1.7)	(2.9)

Cash (used in) generated by operating activities	($128.6)	$318.4	$81.9	$819.6
Investing activities
Acquisition of property, plant and equipment	($85.6)	($29.6)	($250.9)	($73.6)
Acquisition of intangible asset	—	(0.2)	—	(0.4)
Recovery of related party receivable	—	2.2	—	2.2

Cash used in investing activities	($85.6)	($27.6)	($250.9)	($71.8)

Financing activities
Bank indebtedness advanced (repaid), net	$12.0	$—	$12.3	($86.9)
Repayment of term loans	—	(450.7)	—	(457.7)
Governmental loans received	15.0	—	30.2	—
Governmental loans benefit	(9.6)	—	(16.8)	—
Repayment of governmental loans	(2.5)	—	(7.5)	—
Interest paid	—	(14.8)	(0.1)	(36.2)
Proceeds from issuance of shares	—	393.5	—	393.5
Dividends paid	(7.0)	—	(23.6)	—
Common shares repurchased and cancelled	(6.5)	—	(553.2)	—
Other	(2.4)	(1.9)	(2.7)	(1.9)

Cash used in financing activities	($1.0)	($73.9)	($561.4)	($189.2)

Effect of exchange rate changes on cash	($5.0)	$4.0	$59.8	$7.7
Cash
(Decrease) increase in cash	(220.2)	220.9	(670.6)	566.3
Opening balance	464.9	366.6	915.3	21.2

Ending balance	$244.7	$587.5	$244.7	$587.5

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net (Loss) Income to Adjusted EBITDA

	Three months ended		Nine months ended
	December 31,		December 31,
millions of dollars	2022	2021	2022	2021
Net (loss) income	($69.8)	$123.0	$318.9	$614.1
Amortization of property, plant and equipment and amortization of intangible assets	24.7	21.5	69.7	64.3
Finance costs	4.0	14.5	13.0	44.3
Interest on pension and other post-employment benefit obligations	5.0	2.9	12.4	8.7
Income taxes	(17.6)	99.2	72.2	221.6
Foreign exchange loss (gain)	10.6	2.0	(41.2)	(2.0)
Finance income	(3.9)	(0.1)	(10.4)	(0.1)
Inventory write-downs (amortization on property, plant and equipment in inventory)	3.2	—	5.0	—
Carbon tax	1.2	0.1	4.3	(1.0)
Increase (decrease) in fair value of warrant liability	6.4	(6.8)	(67.1)	(6.8)
Decrease in fair value of earnout liability	(0.2)	(33.6)	(9.4)	(33.6)
Decrease in fair value of share-based payment compensation liability	(0.2)	(2.9)	(19.6)	(2.9)
Share-based compensation	0.7	(10.4)	3.4	5.0
Transaction costs	—	12.3	—	21.5
Listing expense	—	235.6	—	235.6
Past service costs - pension benefits	—	—	49.5	—
Past service costs - post-employment benefits	—	—	3.8	—

Adjusted EBITDA (i)	($35.9)	$457.3	$404.5	$1,168.7

Net (loss) income Margin	(12.3%)	11.5%	15.2%	21.4%

Net (loss) income / ton	($152.29)	$222.57	$222.84	$350.93

Adjusted EBITDA Margin (ii)	(6.3%)	42.9%	19.3%	40.8%

Adjusted EBITDA / ton	($78.33)	$827.60	$282.66	$667.84

(i)	See "Non-IFRS Financial Measures" in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901